UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-37503
CUSIP: 05580M 108

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q

	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

B. Riley Financial, Inc.
Full Name of Registrant

Former Name if Applicable

11100 Santa Monica Blvd., Suite 800
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

B. Riley Financial, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Annual Report”) by February 29, 2024, the required filing date, due to delays experienced in finalizing the Company’s financial statements. This delay resulted from the dedication of time and resources expended by the Company related to the review by the Audit Committee of the Company’s Board of Directors, with the assistance of outside counsel, of the Company’s transactions with Brian Kahn. The Registrant is compiling the required information to complete the Annual Report and it does not anticipate any significant changes to the financial results for the fourth quarter and year ended December 31, 2023 disclosed in that certain Current Report on Form 8-K dated February 29, 2024.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Phillip J. Ahn	(310)	966-1444
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant issued a press release dated February 29, 2024 describing its financial results for the fourth quarter and fiscal year ended December 31, 2023. As noted above, the Registrant does not expect any significant changes to those financial results as reported in its press release furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated February 29, 2024.

B. Riley Financial, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 29, 2024	By:	/s/ Phillip J. Ahn
Phillip J. Ahn
Chief Operating Officer and Chief Financial Officer